

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

October 9, 2009

Kevin Bagby
Chief Financial Officer
Shiloh Industries, Inc.
880 Steel Drive
Valley City, Ohio 44280

> **RE: Shiloh Industries, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended January 31, 2009,**
> **April 30, 2009 and July 31, 2009**
> **File No. 0-21964**

Dear Mr. Bagby:

We have reviewed your response letter dated September 23, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

Form 10-K for the Year Ended October 31, 2008

General

1.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Policy, page 12
Deferred Tax Assets, page 12

2.   We have read your response to comment four from our letter dated August 25, 2009. You indicated that you considered available positive and negative evidence to determine

whether a valuation allowance was necessary. Please expand your disclosure to provide a more robust discussion of the positive and negative evidence you considered in your determination of whether your deferred tax assets were recoverable. For instance, based on your deferred tax assets and liabilities presented in Note 12, we assume you may be relying on future reversals of existing taxable temporary differences. If so, confirm and disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets to the extent you are relying on deferred tax liabilities.

Pension and Other Post-retirement Costs and Liabilities, page 13

3. We have read your response to comment five from our letter dated August 25, 2009. Please confirm that you will disclose the reason for the change from Moody's Aa Corporate Bonds to the Citigroup Pension Discount Curve. Please also disclose the impact of this change on your pension and post-retirement expenses for the year ended October 31, 2008 and liabilities at October 31, 2008.

Form 10-Q for the Quarterly Period Ended July 31, 2009

Financial Statements

Note 2 – Liquidity, page 6

4. We note your disclosure that if you do not comply with all of the covenants at October 31, 2009, in the absence of the waiver or amendment, the lender could avail themselves of remedies under the Credit agreement at November 30, 2009. Please expand your disclosures herein and within your Liquidity and Capital Resources section of Management's Discussion and Analysis to identify those remedies and the impact the imposition of those remedies could have on the company.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 15

Critical Accounting Policies, Page 16

Impairment of Long-Lived Assets, page 18

5. We have read your response to comment 13 from our letter dated August 25, 2009. Given that your asset group in Saltillo, Mexico has a carrying value that was close to the fair value, please disclosing the following:
    - The percentage by which fair value exceeds the carrying value as of the most-recent impairment test;
    - A description of the assumptions that drive the estimated fair value;
    - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value; and

- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief